210, 1167 Kensington Crescent NW
Calgary, Alberta
Canada  T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc.  Announces Publication of Research on Synergistic Activity of Reovirus and Chemotherapy in NSCLC

CALGARY, AB, July 16 , 2009 -- Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (‘Oncolytics’) reported today that Dr. Shizuko Sei et al. published the results of their work examining reovirus and chemotherapy against human non-small cell lung cancer (NSCLC). The paper, entitled “Synergistic Antitumor Activity of Oncolytic Reovirus and Chemotherapeutic Agents in Non-Small Cell Lung Cancer Cells” appears online in the July 14, 2009 issue of Molecular Cancer.

“This important study demonstrates that reovirus works synergistically in combination with chemotherapy, and in some instances can overcome significant multiple drug resistance in certain cell lines,” said Dr. Brad Thompson, President and CEO of Oncolytics.  “We are currently using drug combinations against NSCLC and head and neck cancers in two separate U.S. Phase II studies.”

The investigators examined in vitro combination effects of reovirus alone and in combination with cisplatin, gemcitabine or vinblastine.  When reovirus was used alone, it demonstrated significant cytolytic activity in 7 of 9 NSCLC cell lines examined.  The combinations demonstrated strong synergistic effects on cell killing.  The combination of reovirus and paclitaxel was invariably synergistic in all cell lines tested, regardless of their level of sensitivity to either agent.

The investigators concluded that the oncolytic activity of reovirus can be potentiated by taxanes and other chemotherapeutic agents, and that the reovirus-taxane combination most effectively achieves synergy through accelerated apoptosis triggered by prolonged mitotic arrest.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented in “Molecular Cancer” with respect to REOLYSIN, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com